United States Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100F Street NE

Washington D.C. 20549

United States of America

Attention:	Yong Kim Karl Hiller

7 March 2024

Re:	VivoPower International PLC (the “Company”)

Form 20-F for the Fiscal Year ended June 30, 2023

Filed October 2, 2023

File No. 001-37974

Ladies and Gentlemen,

I am writing to submit the Company’s proposed responses to the comments of the staff (the “Staff”) of the Division of Corporate Finance of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the above referenced filing, which was amended on October 6, 2023 and February 21, 2024 (as amended, the “Annual Report”), contained in the Staff’s letter dated March 1, 2024 (the “Comment Letter”).

For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response.

Form 20-F for the Fiscal Year ended June 30, 2023

Operating and Financial Review and Prospects

A. Operating Results, page 29

1. We note that you have added disclosures regarding your non-IFRS measures in response to prior comment one, including a reconciliation from loss for the period. However, you include adjustments on the line item “Restructuring and other non-recurring costs” for each period in calculating your measure of Adjusted EBITDA.

The guidance in Item 10(e)(1)(ii)(B) of Regulation S-K generally prohibits adjustments in calculating a non-GAAP performance measure that eliminate the effects of items that are identified as non-recurring, infrequent or unusual, when the nature of the charge is such that it is reasonably likely to recur within two years or when there was a similar charge within the prior two years. Given your characterization of this adjustment as nonrecurring and with there being similar adjustments in your calculations for each of your last three fiscal years, it appears that you will need to either eliminate these adjustments from your calculations of the non-GAAP measures, or convey an appropriate rationale for excluding the recurring charges to adhere to the guidance cited above.

Please refer to the guidance in the Answers to Questions 100.01 and 102.03 of our C&DI's on Non-GAAP Measures in formulating your response and submit the revisions that you propose to address these concerns. You may view this guidance at the following website address: https://www.sec.gov/corpfin/non-gaap-financial-measures.htm

VivoPower International PLC

18th Floor, The Scalpel
52 Line Street, London EC3M 7AF

www.vivopower.com

Response: The Company has attached its proposed revisions to the reconciliation table in the section entitled “Non-IFRS Financial Information” in Item 5 of Amendment No. 3 to the Annual Report in response to the Staff’s comment.

In accordance with Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, the Company believes it is appropriate to exclude the items described therein as they do not represent normal, recurring, cash operating expenses necessary to operate the Company’s business.

Additionally, management believes excluding these items from its non-IFRS results gives a more accurate picture of how the business will perform in future periods as these expenses are not expected to occur in future periods, which is consistent with the definition of non-recurring charges as defined in Question 102.03 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Please do not hesitate to contact me with any questions or comments regarding this letter.

Yours faithfully,

/s/ Kevin Chin
Kevin Chin
Chief Executive Officer

cc: Elliott Smith, White & Case LLP

	Year Ended June 30
	2023			2022 (restated)			2021
(US dollars in thousands)	Continuing	Discontinued	Total	Continuing	Discontinued	Total	Continuing	Discontinued	Total

Loss for the period	(20,148)	(4,207)	(24,355)	(21,429)	(625)	(22,054)	(8,027)	69	(7,958)
Income tax expense/(credit)	540	-	540	(1,968)	(149)	(2,117)	(138)	24	(114)
Net finance expense	6,210	-	6,210	8,431	172	8,603	274	137	411
Depreciation and amortization	1,581	-	1,581	1,620	767	2,387	1,453	803	2,256
Share-based compensation expense	148	-	148	1,900	-	1,900	1,078	-	1,078
Restructuring and other non-recurring costs (1)	5,934	-	5,934	2,324	-	2,324	2,877	3	2,880
EBITDA	(5,735)	(4,207)	(9,942)	(9,122)	166	(8,956)	(2,483)	1,035	(1,448)

(1) 2023 amounts include $3.9 million in non-recurring costs resulting from extreme weather events that led to increased costs and delays on Aevitas Solar’s Edenvale project. In addition, the Group incurred an aggregate of $2.1 million of non-recurring, non-operational costs, consisting of $1.8 million provision for fiscal refunds on prior years receivables, which the Company is defending, and $0.2 million of restructuring activities.

2022 amounts include $1.9 million relating to non-recurring costs incurred on the Blue Grass project in Aevitas Solar, due to state border closures during the project execution phase and $0.4 million of non-recurring, non-operational costs relating to one-time remediation work required within the electric vehicles business segment

2021 amounts include $2.2 million related to legal costs and settlement monies paid pertaining to the Comberg Claims and $0.6 million of costs incurred from the acquisition of Tembo e-LV in November 2020.

For further information on these non-recurring, non-operational costs, please refer to the section entitled “Restructuring and Other Non-Recurring Costs” below.

VivoPower International PLC

18th Floor, The Scalpel
52 Line Street, London EC3M 7AF

www.vivopower.com